ARCADIA BIOSCIENCES, INC.
202 Cousteau Place, Suite 105
Davis, CA 95618

May 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Anne Nguyen Parker, Assistant Director

Julie Griffith

Stephen Kim

Doug Jones

Re:                             Arcadia Biosciences, Inc.  – 2nd Acceleration Request

Acceleration Request

Requested Date:	May 14, 2015
Requested Time:	9:00 a.m. Eastern Time

Ladies and Gentlemen:

Arcadia Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-202124), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Karen A. Dempsey or Christopher J. Austin, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.  The Company also confirms that its prior request for acceleration that was submitted was orally withdrawn by Ms. Dempsey on May 12th at approximately 4:00 pm ET prior to the Staff declaring the Registration Statement effective.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ms. Dempsey at (415) 773-4140, or in her absence, Mr. Austin at (212) 506-5234.

[Signature page follows]

Sincerely,

ARCADIA BIOSCIENCES, INC.

By:	/s/ Wendy S. Neal
Name: Wendy S. Neal
Title: Vice President & Chief Legal Officer

cc:                                Eric J. Rey, Arcadia Biosciences, Inc.

Karen A. Dempsey, Orrick, Herrington & Sutcliffe, LLP

Christopher J. Austin, Orrick, Herrington & Sutcliffe, LLP

Andrew S. Williamson, Cooley LLP

May 13, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:                                         Anne Nguyen Parker

Julie Griffith

Stephen Kim

Doug Jones

Re:                             Arcadia Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-202124)

Ladies and Gentlemen:

We hereby join the Company in requesting withdrawal of our previous request for acceleration of the above-referenced Registration Statement, which was dated May 8, 2015.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 30, 2015 and the date thereof, we distributed approximately 3,397 copies of the Preliminary Prospectus dated April 30, 2015 to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, and on May 13, 2015, we expect to distribute approximately 350 copies of the Preliminary Prospectus dated May 13, 2015 to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 9:00 a.m. Eastern Time, on Thursday, May 14, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
As representatives of the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ John M. Traugott
Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Geoff Paul
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]